K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 13, 2020

VIA EDGAR
Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Beacon Institutional Funds Trust (the “Trust”) File No. 811-23239 Responses to Comments on Preliminary Proxy Statement on Schedule 14A

Dear Ms. O’Neal:
The following are responses to the comments that we received from you by telephone on January 2, 2020 regarding the Trust’s preliminary proxy statement on Schedule 14A (“Proxy Statement”), that was filed with the Securities and Exchange Commission (“SEC”) on December 27, 2019.  Your comments are set forth below in italics and are followed by the Trust’s responses. Defined terms used below have the same meanings as in the preliminary proxy statement.  The Trust believes that the responses below fully address your comments.
1)	Please include a form of proxy card as an attachment to the Trust’s letter responding to these comments.
A form of proxy card is attached as Exhibit A to this letter.
2)	Supplementally confirm that the Proxy Statement discloses the information required by Item 22(c) of Schedule 14A.
The Trust confirms that the Proxy Statement discloses the information required by Item 22(c) of Schedule 14A, as modified by the Trust’s multi-manager exemptive order (“Order”).1  Pursuant to the Order, the Fund may, subject to certain conditions and approval by the Trust’s Board of Trustees, hire and replace sub-advisors that are unaffiliated with American Beacon Advisors, Inc. (the “Manager”) without shareholder approval (“Shareholder Approval Relief”).  Additionally, the Order provides relief that exempts the Fund from disclosing the advisory fees paid by the Fund to individual sub-advisors that are unaffiliated with the Manager in various documents filed with the SEC and provided to shareholders (“Disclosure Relief”). In particular, the Order exempts the Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  Pursuant to the Order, the Fund is permitted to

1            American Beacon Funds et al., Investment Company Act Release Nos. 30819 (Dec. 5, 2013) (notice) and 30848 (Dec. 30, 2013) (order).

Ms. O’Neal
January 13, 2020

disclose the aggregate fees paid to unaffiliated sub-advisors, and the aggregate fees paid to the Manager and sub-advisors that are affiliated with the Manager, if any.  Disclosure of the separate fees paid to an affiliated sub-advisor, if any, also is required.
The Fund filed the Proxy Statement because it may not rely on the Shareholder Approval Relief in connection with the proposed hiring of WCM Investment Management, LLC (“WCM”).  Nevertheless, the Fund may rely on the Disclosure Relief, which explicitly applies in instances in which a proxy statement is required due to the unavailability of the Shareholder Approval Relief.
3)
The Proxy Statement discloses that the investment advisory fee to be paid to WCM will be higher than the investment advisory fee paid to Templeton Investment Counsel, LLC (“Templeton”).  Supplementally advise the SEC staff (“Staff”) of the percentage increase in WCM’s fee as compared to Templeton’s fee.

The Trust notes that letters responding to Staff comments are publicly available on the SEC’s EDGAR database.  As discussed in response to Comment 2 above, the Order exempts the Trust from the requirement to provide the disclosure required by Item 22(c)(9) with respect to individual sub-advisors.  Item 22(c)(9)(iii) requires disclosure of the percentage increase in the amount of an advisory fee paid by a fund to an existing adviser as compared to the advisory fee that would have been paid to a proposed adviser.  As discussed with the Staff on January 2, 2020, the Trust respectfully declines to provide the requested information in reliance on the relief provided by the Order.
4)
Page 2 of the “Questions and Answers” section of the Proxy Statement discloses that “[t]he Fund will bear the costs, fees and expenses incurred in connection with the shareholder meeting and Proxy Statement.”  Add to this disclosure a statement that such costs, fees and expenses are expected to be $1,500.

The Trust has revised the disclosure regarding fees and expenses in the "Questions and Answers” section to state that “[t]he Fund will bear the costs, fees and expenses incurred in connection with the shareholder meeting and Proxy Statement, which are expected to include  fees and expenses of approximately $1,500 for soliciting and tabulation services.”
5)
In the “Comparison of the Templeton Agreement and the WCM Agreement” section on page 5 of the Proxy Statement, the Trust discloses that “[t]he fees paid to the Manager would not be affected by the appointment of WCM.”  The Staff notes that, because the Fund pays a separate management fee to the Manager and investment advisory fees to the sub-advisors, the proposal on which shareholders are being asked to vote does not relate to the management fee that the Fund pays to the Manager.  Therefore, to avoid shareholder confusion, please delete the quoted language.

Ms. O’Neal
January 13, 2020

The Trust has made the requested change.
6)
In the “Comparison of the Templeton Agreement and the WCM Agreement” section on page 6 of the Proxy Statement, the “Annual Fund Operating Expenses” table discloses in the “Management Fees” line item the aggregate management fees paid to the Manager and investment advisory fees paid to the sub-advisors.  For the reasons stated in Comment 5 above, please modify the fee table or otherwise add disclosure to advise shareholders that the “Management Fees” line item reflects the aggregate management and investment advisory fees paid by the Fund.

The Trust notes that the information in the “Annual Fund Operating Expenses” table is provided in response to Item 22(a)(3)(iv) or Schedule 14A, which provides, in relevant part:
“If the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in the appropriate registration statement form under the Investment Company Act of 1940 (for open-end management investment companies, Item 3 of Form N-1A…”
As the Trust is an open-end management investment company, the Fund is required to use the format prescribed by Item 3 of Form N-1A in responding to Item 22(a)(3)(iv) of Schedule 14A.  Instruction 3(a) to Item 3 of Form N-1A indicates that the “Management Fees” line item of a fee table should “include investment advisory fees.”  Therefore, in responding to Item 3 of Form N-1A, the Fund is required to aggregate all investment advisory fees, including those paid to the Manager.  Item 22(a)(3)(iv) of Schedule 14A requires the same format to be used in the Proxy Statement. To provide further clarity, the Trust has added a footnote to the “Management Fees” line item disclosing that the line item includes management fees paid to the Manager and investment advisory fees paid to the sub-advisors.
*            *            *            *

Ms. O’Neal
January 13, 2020

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Rosemary Behan Peter Davidson American Beacon Advisors, Inc.

EXHIBIT A

EVERY VOTE IS IMPORTANT

EASY VOTING:

VOTE BY MAIL Vote, sign and date this Proxy Card and return in the postage-paid envelope

Please detach at perforation before mailing.

AMERICAN BEACON INSTITUTIONAL FUNDS TRUST
AMERICAN BEACON DIVERSIFIED FUND
PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD FEBRUARY 4, 2020

THIS PROXY IS BEING SOLICITED BY THE BOARD OF TRUSTEES (“BOARD”) OF THE AMERICAN BEACON INSTITUTIONAL FUNDS TRUST (“TRUST”).    The undersigned shareholder(s) of American Beacon Diversified Fund (the “Fund”), a series of the Trust, a Delaware statutory trust, revoking previous proxies, hereby appoints Rosemary K. Behan and Terri L. McKinney, or any one of them, true and lawful attorneys with power of substitution of each, to vote all shares of the Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders (“Special Meeting”) to be held on February 4, 2020, at the offices of American Beacon Advisors, Inc., 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, at 2:00 p.m., Central Time, and at any adjournment or postponement thereof as indicated on the reverse side.  In their discretion, the proxy holders named above are authorized to vote upon such other matters as may properly come before the meeting.

This proxy card, when properly executed, will be voted as instructed. If no specification is made, the proxy card will be voted “FOR” the proposal described on the reverse side. The proxies are authorized, in their discretion, to vote upon such other matters as may properly come before the Special Meeting.  Receipt of the Notice of the Special Meeting and the accompanying Proxy Statement is hereby acknowledged.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED ON THE REVERSE SIDE.
ABF_31034_11020

EVERY VOTE IS IMPORTANT

Please detach at perforation before mailing.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES WITH RESPECT TO THE FUND.  THE BOARD OF

TRUSTEES UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE FOLLOWING PROPOSAL.

TO VOTE MARK BLOCKS BELOW IN BLUE OR BLACK INK AS SHOWN IN THIS EXAMPLE:  ☒

A	Proposal

1.
To approve a new investment advisory agreement among American Beacon Advisors, Inc., WCM Investment Management, LLC and the American Beacon Institutional Funds Trust, on behalf of the American Beacon Diversified Fund.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

B	Authorized Signatures ─ This section must be completed for your vote to be counted.─ Sign and Date Below
Note:
Please sign exactly as your name(s) appear(s) on this proxy card, and date it.  When shares are held jointly, each holder should sign.  When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) ─ Please print date below signature within the box	Signature 1 ─ Please keep signature within the box	Signature 2 ─ Please keep
/ /

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